U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JA ENERGY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

PREFERRED VOTING STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46607P 104

(CUSIP Number)

Mark DeStefano

500 N. Rainbow Blvd, Suite 300

Las Vegas, NV 89145

(702) 221-1953

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ♦.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46607P 104	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK DeSTEFANO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,048,735 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,048,735 common; 1,000,000 Voting Preferred (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,048,735 common; 1,000,000 Voting Preferred (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2% of common stock(3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 23,048,735 common shares plus 1,000,000 Series A preferred shares. The preferred shares have voting rights equal to 50,000,000 common shares.

(2) Consists of 23,048,735 common shares plus 1,000,000 Series A preferred shares.

(3) Percentage of class calculated based on an aggregate of 93,402,385 (43,402,385 common + 50,000,000 Preferred Voting Rights) shares issued and outstanding, after giving effect to the transactions described in Item 3 of this Schedule 13D/A, as reported in (i) the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on June 10, 2014; and (ii) the number of shares issued and outstanding (43,402,385 common shares) reported in the Issuer's Form 10-Q, for the period ending February 28, 2015, filed with the SEC on April 20, 2015.

Preamble

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock and voting preferred stock, par value $0.01 per share , of JA Energy (the “Issuer”), and amends the Schedule 13D originally filed by Mark DeStefano (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on November 6, 2014 (as so amended, the “Schedule 13D”).

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

CUSIP No. 46607P 104	13D/A	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) and Voting Preferred Stock (the "Preferred Stock"), of JA Energy, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8250 W. Charleston Blvd, Suite 110, Las Vegas, NV 89117.

Item 2. Identity and Background.

This statement is being filed by Mark DeStefano (“Reporting Person”).

The address of the principal office of the Reporting Person is: 8250 W. Charleston Blvd, Suite 120, Las Vegas, NV 89117.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last ten years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 4, 2014 and May 5, 2014, the Reporting Person loaned the Company $50,000 and $20,000 respectfully. On June 6, 2014, the Board of Directors of JA Energy, Inc. ratified and approved a Settlement Agreement with Mr. Mark DeStefano to avoid default and foreclosure on his $20,000 Note.

Under the terms and conditions of the Settlement Agreement, Mr. DeStefano agreed not to foreclose on his $20,000 Note, and the title to JA Energy's pending patents that were used as collateral to secure the Note would continue to be held by JA Energy. The title to patents would not pass to Mr. DeStefano, upon default of the Note, as stipulated in the Collateral Agreement. Mr. DeStefano further agreed to forgive the $20,000 Note, its interest and the interest only on the $50,000 Note in exchange for 1,000,000 Preferred Voting Stock, that are designated where each Voting Preferred share carries the voting power of fifty (50) common shares. In return, JA Energy agreed to file Articles of Designation for the Preferred Voting Shares with the Nevada Secretary of State and agreed to issue 1,000,000 Preferred Voting Stock to Mr. DeStefano.

The Settlement Agreement further stipulates that Mr. DeStefano agrees to return the 1,000,000 Preferred Voting Stock to JA Energy for cancellation, upon payment-in-full of his $50,000 Note, without interest, and the sale and delivery by JA Energy of five (5) Units of both the Modular Distillation Unit ("MDU") and the Electrical Generation System, Method of Producing Electrical Energy, And Manufacturing An Electrical Generation System ("MEG"). The MDU and MEG are two products that have been under development by the Company.

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

CUSIP No. 46607P 104	13D/A	Page 4 of 5 Pages

On October 15, 2014, JA Energy entered into an Irrevocable Asset and Liability Exchange Agreement (the “Agreement”). The Agreement deals with the dividend spin-off of JA Energy's wholly-owned subsidiary, Peak Energy Holdings (“Peak). At the JA Energy annual shareholder meeting, held on September 30, 2014, the shareholders of the Company approved the transfer all of the assets and liabilities of the Parent into a wholly-owned subsidiary. The subsidiary would have the same characteristics and number of authorized and issued shares as the Parent, whereby all Preferred and Common shareholders in the Parent will receive a pro-rata stock dividend in the subsidiary that is equal to the number of shares they owned in the Parent on a one-for-one (1:1) basis. The major shareholders of the Company, entered into a separate agreement with regards to the dividend spin-off. They agreed to the following points upon the dividend spin-off of the Peak from JA Energy:

·         Mr. James Lusk (the largest debtor of JA Energy on March 31, 2014) agreed to the transfer as of March 31, 2014, all assets and liabilities from JA Energy to the Subsidiary to the extent legally assignable.

·         Two of the major shareholder in JA Energy agreed to transfer all ownership of their Preferred and Common stock held in the subsidiary to Mr. James Lusk.

·         Mr. James Lusk agreed to transfer all of the common stock ownership he owns and controls in JA Energy to the Reporting Person.

The transfer of 21,961,000 restricted common shares to Mark DeStefano, the Reporting Person, pursuant to the Irrevocable Asset and Liability Exchange Agreement took place on May 7, 2015.

Item 5.  Interest in Securities of the Issuer.

As of May 7, 2015, the Reporting Person beneficially owned 1,000,000 Preferred Voting shares, par value $0.001, that carry voting rights equal to 50,000,000 common shares plus 23,048,735 common shares, par value $0.001, representing a total of 78.2% of Issuer’s common stock.

Additionally, the Reporting Person owns Cashless Warrants in JA Energy representing 475,000 common shares. This Warrant has not been exercised, and if it is not exercised before March 19, 2017, it becomes void.

As part of the Irrevocable Asset and Liability Exchange Agreement, Mr. DeStefano received 21,961,000 restricted common shares as of May 7, 2015.

Except as described in this Schedule 13D, Mr. DeStefano has not effectuated any other transactions involving the securities in the last 60 days.

CUSIP No. 46607P 104	13D/A	Page 5 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Settlement Agreement, dated June 6, 2014 (1)

99.1	Promissory Note, dated April 4, 2014 (2)

99.2	Promissory Note, dated May 5, 2014 (2)

99.3	Collateral Agreement, dated May 5, 2014 (2)

10.2	Irrevocable Asset and Liability Exchange Agreement, dated October 15, 2014 (3)

(1)  Incorporated by reference to the Form 8-K Current Report as filed with the U. S. Securities and Exchange Commission on June 10, 2014.

(2)  Incorporated by reference to the Form 13D as filed with the U. S. Securities and Exchange Commission on June 13, 2014 by the Reporting Person.

(3) Incorporated by reference to the Form 8-K Current Report as filed with the U. S. Securities and Exchange Commission on December 10, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 13, 2015	By:	/s/ Mark DeStefano
Mark DeStefano
Shareholder